UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TransAtlantic Petroleum Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G89982113
(CUSIP Number)

Randall Rochman
West Family Investments, Inc.
1603 Orrington Ave., Suite 810
Evanston, IL 60201
(847) 238-0711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box X.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
?
1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
(ENTITIES ONLY)

West Family Investments, Inc. (45-1291185)

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS
2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 6,563,247

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  6,563,247

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,563,247

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
(see instructions):  N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.5%

14. TYPE OF REPORTING PERSON (see instructions): CO
?
1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
(ENTITIES ONLY)

Gary West

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS
2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 6,563,247

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  6,563,247

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,563,247

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
(see instructions):  N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.5%

14. TYPE OF REPORTING PERSON (see instructions): IN
?
1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
(ENTITIES ONLY)

Mary West

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS
2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 6,563,247

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  6,563,247

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
6,563,247

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
(see instructions):  N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.5%

14. TYPE OF REPORTING PERSON (see instructions): IN
?
1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
(ENTITIES ONLY)

West Investment Holdings, LLC (32-0359590)

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS
2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  -0-

8. SHARED VOTING POWER: 5,305,241

9. SOLE DISPOSITIVE POWER:  -0-

10. SHARED DISPOSITIVE POWER:  5,305,241

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,305,241

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
(see instructions):  N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.1%

14. TYPE OF REPORTING PERSON (see instructions): CO
?
1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
(ENTITIES ONLY)

Randall Rochman

2. CHECK THE APPROPRAITE BOX IF A MEMBER OR A GROUP

(a) N/A
(b) N/A

3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS
2(d) or 2 (e)

N/A

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

7. SOLE VOTING POWER:  917,659

8. SHARED VOTING POWER: -0-

9. SOLE DISPOSITIVE POWER:  917,659

10. SHARED DISPOSITIVE POWER:  -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
917,659

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
(see instructions):  N/A

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

14. TYPE OF REPORTING PERSON (see instructions): IN
?
Item 1. Security and Issuer

Common Shares (the "Common Shares" or the "Shares") of TransAtlantic Petroleum Ltd. (the "Issuer") located at 16803 Dallas Parkway, Addison, Texas 75001.

Item 2. Identity and Background

This statement is filed jointly on behalf of West Family Investments, Inc. (the "Adviser"), West Investment Holdings, LLC ("WIH"), Randall Rochman, the Chief Executive Officer of the Adviser, Gary West and Mary West (collectively, the "Reporting Persons") with respect to the Shares of the Issuer beneficially owned by them pursuant to Rule 13d-3.

A.  THE ADVISER

(a) West Family Investments, Inc., a Delaware corporation located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201. The Adviser is a family office exempt from registration under the Family Office Exemption.

(d) No criminal convictions.

(e) The Adviser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.  GARY WEST

(a) Gary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Principal of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Gary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

C.  MARY WEST

(a) Mary West

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Managing Principal of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Mary West was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

D.  WIH

(a) WIH, a Delaware limited liability company located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201. WIH is a holding company that is beneficially owned by Gary and Mary West.

(d) No criminal convictions

(e) WIH was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.  RANDALL ROCHMAN

(a) Randall Rochman

(b) 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(c) Chief Executive Officer of the Adviser located at 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201

(d) No criminal convictions

(e) Randy Rochman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

Personal funds, not loans, were used.

Item 4. Purpose of the Transaction

On December7, 2016, pursuant to the transactions described in Item 5, the Reporting Persons acquired the right to acquire additional Common Shares.

In addition, on December5, 2016, Randall Rochman was appointed to the Board of Directors of the Issuer.

The Reporting Persons hold the Shares as reported herein for investment purposes. The Reporting Persons may acquire additional Shares in future transactions. The Reporting Persons have no plans or proposals which relate to, or may result in, any of the items listed in items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)  THE ADVISER

(1) Amount beneficially owned: 6,563,247 /1
(2) Percent: 12.5% of the Shares /2

     GARY WEST

(1) Amount beneficially owned: 6,563,247 /3
(2) Percent: 12.5% of the Shares /2

     MARY WEST

(1) Amount beneficially owned: 6,563,247 /4
(2) Percent: 12.5% of the Shares /2

     WIH

(1) Amount beneficially owned: 5,305,241 /5
(2) Percent: 10.1% of the Shares /6

    RANDALL ROCHMAN

(1) Amount beneficially owned: 917,659 /7
(2) Percent: 1.9% of the Shares /8

(b)  THE ADVISER

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  6,563,247
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 6,563,247

     GARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  6,563,247
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 6,563,247

     MARY WEST

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  6,563,247
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 6,563,247

     WIH

(1) Sole power to vote or to direct the vote: -0-
(2) Shared power to vote or direct the vote:  5,305,247
(3) Sole power to dispose or to direct the  disposition of: -0-
(4) Shared power to dispose or to direct the  disposition of: 5,305,247

     RANDALL ROCHMAN

(1) Sole power to vote or to direct the vote: 917,659
(2) Shared power to vote or direct the vote:  -0-
(3) Sole power to dispose or to direct the  disposition of: 917,659
(4) Shared power to dispose or to direct the  disposition of: -0-

(c) On December 5, 2016, Randall Rochman was appointed to the Board of Directors of the Issuer.

Randall Rochman disposed of $750,000 of the 13.0% Convertible Notes due July 1, 2017 in exchange for 15,000 Shares of 12.0% Series A Convertible Redeemable Preferred Shares (the "Series A Preferred Shares") in an Issuer exchange offer. WIH disposed of $5,000,000 of the 13.0% Convertible Notes due July 1, 2017 in exchange for 100,000 Series A Preferred Shares. Each Series A Preferred Share is convertible at any time, after December 7, 2017 (the date of approval of the listing of the Common Shares issuable upon conversion of the Series A Preferred Shares by the NYSE MKT and Toronto Stock Exchange), at the option of the holder, into 45.754 Common Shares, par value $0.10 per share, of the Issuer (which is equal to an initial conversion price of approximately
$1.0928 per Common Share and is subject to customary adjustment for stock splits, stock dividends, recapitalizations or other fundamental changes).

(d) The Shares are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, hold more than 5% of the outstanding Shares of the Issuer as of December 7, 2016. To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

/1 The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom, besides WIH, own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 12.5% of the Issuer's Shares outstanding).

The Shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Adviser, Mary West and Gary West, plus 808,821 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of 13.0% Convertible Promissory Notes of the Issuer (the "Notes"), plus 4,575,400 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/2 Based on 47,206,998 Common Shares of the Issuer outstanding as of September 30, 2016, as reported in the Issuer's most recent Form 10-Q filed with the SEC on November8, 2016, increased by 5,384,221 Common Shares that the Owners have the right to acquire by way of conversion of the Notes and the Series A Preferred Shares, totaling 52,591,222. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

/3 Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 12.5% of the Issuer's Shares outstanding).

The Shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Owners, plus 808,821 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of the Notes, plus 4,575,400 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/4 Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 12.5% of the Issuer's shares outstanding).

The shares represent 1,179,026 Common Shares of the Issuer beneficially owned by the Owners, plus 808,821 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of the Notes, plus 4,575,400 Common Shares of the Issuer that the Owners have the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

/5 The 729,841 Common Shares of the Issuer beneficially are owned directly by WIH, plus 4,575,400 Common Shares of the Issuer that WIH has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares (constituting approximately 10.1% of the Issuer's Shares outstanding).

/6 Based on 47,206,998 Common Shares of the Issuer outstanding as of September 30, 2016, as reported in the Issuer's most recent Form 10-Q filed with the SEC on November 8, 2016, increased by 4,575,400 Common Shares that WIH has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 51,782,398. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

/7 The 194,585 Common Shares of the Issuer beneficially are owned directly by Randall Rochman, plus 36,764 Common Shares of the Issuer that he has the right to acquire within 60 days by way of conversion of the Notes, plus 686,310 Common Shares of the Issuer that Randall Rochman has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares of the Issuer (constituting approximately 1.9% of the Issuer's Shares outstanding).

/8 Based on 47,206,998 Common Shares of the Issuer outstanding as of September 30, 2016, as reported in the Issuer's most recent Form 10-Q filed with the SEC on November 8, 2016, increased by 723,074 Common Shares that Randall Rochman has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 47,930,072. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Shares are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, included in this filing, holds more than 5% of the outstanding Shares of the Issuer as of December 15, 2016.

The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom, besides WIH, own more than 5% of the class of the Issuer's securities to which this filing pertains.

Item 7. Material to be Filed As Exhibits.

No written agreements.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

WEST FAMILY INVESTMENTS, INC.

By:  /s/ Randall Rochman
Name:  Randall Rochman
Title: CEO

WEST INVESTMENT HOLDINGS, LLC

By: /s/ Randall Rochman
Name:  Randall Rochman
Title: Manager

GARY WEST

By:  /s/ Gary West
Name:  Gary West
Title: Authorized Signatory

MARY WEST

By: /s/ Mary West
Name:  Mary West
Title:  Authorized Signatory

RANDALL ROCHMAN

By:  /s/ Randall Rochman
Name: Randall Rochman
Title:  Authorized Signatory